Finance

RECEIVED

2007 JUN 11 A 8:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1st June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07024340

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Enclosure

dw 6/12

▶ MOL Plc.

RECEIVED
2007 JUN 11 A 8:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INVESTOR NEWS

1 June 2007

Change in influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that according to the notification made by The Capital Group Companies, Inc. on 30 May 2007, its influence in MOL decreased to 4.9957%.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END